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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-16443, 333-64879, 333-101155, 333-165725
MS Structured Asset Corp. (Exact name of registrant as specified in its charter) _______________________________________________________________________________________________________

1585 Broadway, New York, New York 10036, (212) 761-4000

_______________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________________________________________________________________________________________

SATURNS CMT Linked Trust Units Series 2010-01

(Title of each class of securities covered by this Form)

_______________________________________________________________________________________________________

TILES Goldman Sachs Capital I Backed Series 2006-1 Treasury Index Linked Trust Units

SATURNS J. C. Penney Company, Inc. Debenture Backed Series 2007-1 Class A Callable Units

SATURNS Floating Rate Trust Series 2010-04 (IP)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☐ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☐	Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☒
Approximate number of holders of record as of the certification or notice date: --0--

Pursuant to the requirements of the Securities Exchange Act of 1934 MS Structured Asset Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: February 11, 2020	By: /s/ In-Young Chase Name: In-Young Chase Title: Authorized Signatory

Instruction: This form is required by Rules 12g-4, l2h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (08-11)